FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

30 October 2026

Notification of Transaction by a Person Discharging Managerial Responsibilities

On 29 October 2026, Alison Platt purchased 12,338 ordinary shares of US$0.50 each (the “Shares”) in HSBC Holdings plc (the “Company”). The Shares were purchased in London at £12.9672 per Share.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Alison Platt

2 - Reason for the notification

Position/status			Independent Non-Executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-10-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Purchase			Price	Volume	Total
			£12.97	12,338	£159,989.31
		Aggregated	£12.967	12,338	£159,989.31

For any queries related to this notification, please contact:

Lee Davis
Group Governance
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 30 October 2026